Exhibit 99.1

JOYY Inc. Announces Repurchase Plan for 0.75% Convertible Senior Notes due 2025 and 1.375% Convertible Senior Notes due 2026

GUANGZHOU, China, March 25, 2020 — JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company”), a global video-based social media platform, today announced that its board of directors has authorized a convertible notes repurchase plan under which the Company may repurchase up to an aggregate of US$200 million of its 0.75% convertible senior notes due 2025 and 1.375% convertible senior notes due 2026 over the next 12 months. The convertible notes repurchases may be made from time to time through legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. JOYY’s board of directors will review the convertible notes repurchase plan periodically, and may authorize adjustment of its terms and size. The Company expects to fund repurchases made under this plan from its existing funds.

About JOYY Inc.

JOYY Inc. is a global social media platform. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing, and enjoying a vast range of entertainment content and activities. JOYY enables users to interact with each other in real time through online live media and offers users a uniquely engaging and immersive entertainment experience. JOYY owns YY Live, a leading live streaming social media platform in China and Huya, a leading game live streaming platform in China. In addition, JOYY completed the acquisition of Bigo in March 2019. Bigo is a fast-growing global tech company. Headquartered in Singapore, Bigo owns Bigo Live, a leading global live streaming platform outside China; Likee, a leading global short-form video social platform; imo, a global video communication app and other social applications. YY has created an online community for global video and live streaming users. JOYY Inc. was listed on the NASDAQ in November 2012.

Investor Relations Contact

JOYY Inc.

Matthew Zhao

Maggie Yan

Tel: +86 (20) 8212-0000

Email: IR@YY.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 915-1611

Email: IR@YY.com